UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

CNPJ No. 90.400.888/0001-42

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), in reply to Official Notice No. 163/2015/CVM/SEP/GEA-1 received on May 20, 2015 (Annex I), seeking clarification about the news report published on O Valor Econômico on the same date, under the headline “Santander confirms interest in HSBC’s subsidiary”, which reported that Santander Brasil would be considering a potential acquisition of HSBC Brazil, clarifies that the strategy of Santander Brasil is to focus on organic growth but that it also looks constantly at investment opportunities aligned with its business strategy. In this context, and in order to satisfy our fiduciary duties, we look at opportunities in the Brazilian financial services sector such as the one referred to in the news. Any significant events (fatos relevantes) will be promptly informed to the shareholders and the general public.

São Paulo, May 21, 2015

Angel Santodomingo Martell

Investor Relations Officer

JUR_SP - 21279038v2 1453025.288041

Annex I

Official Letter163/2015/CVM/SEP/GEA-1

                                                                                               Rio de Janeiro, May 20, 2015

To Mr.

Angel Santodomingo Martell

Investor Relations Officer of

BANCO SANTANDER (BRASIL) S.A.

Avenida Presidente Juscelino Kubitschek, 2041/2235-Bl A 27ª - Vila Olímpia

São Paulo – SP

CEP: 04543-011

Fax: (11) 3553-7797 /Telefone: (11) 3553-3300

E-mail: ri@santander.com.br

c/c: gre@bvmf.com.br

ASSUNTO:    Request for clarifications about news

Mr. Officer,

1.                                          We refer to the news published on May 20, 2015 on O Valor Econômico, under the headline “Santander confirms interest in HSBC’s subsidiary”, which contains, respectively,  among other information:

“The CEO of Santander Brasil, Jesús Zabalza, confirmed yesterday that the bank is looking at the potential acquisition of HSBC’s Brazilian subsidiary, as Valor had already anticipated. The institution, however, has not made yet a proposal for the business.

"We will study the proposal for HSBC. We are looking at all opportunities”, said the executive when asked by journalists, during the event promoted by the bank to launch a package of products and services to small and middle-size companies.

He also stated that the cost for the transaction may be attractive for the institution, considering the value of US$ 4 billion that is in the news. “Four billions of dollars for a capital such as ours is not exaggerated. For the size of Santander it is perfectly accessible”, he affirmed.

At the beginning of the meeting the executive had said, however, that Santander’s current strategy is to focus on organic growth and that the bank has capital to seize an expansion through its clients. Even being so, he stressed that the institution has “the responsibility to look at all expansion opportunities in the market”.

JUR_SP - 21279038v2 1453025.288041

[...]

2.                                          In this regard, we request you to confirm the veracity of the statements made in the article and, if confirmed, clarify why the Company believed it was not a Material Fact under the terms of CVM Instruction No. 358/2002.

3.                                          Said response must be submitted through the Sistema Empresa.NET, in the category Notice to the Market, type Clarifications to CVM/BOVESPA Queries, matter: News Disclosed in the Press, which shall contain a transcription of this official letter.

4.                                          We stress that, pursuant to article 3 of CVM Instruction 358/2002, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if applicable, the stock exchange and the over-the-counter market where the securities issued by the company are traded, of any material fact or event that occurred or is related to the business of the company, and for ensuring its broad and immediate dissemination simultaneously in all the markets where said securities have been admitted for trading.

5.                                          We further remind of the requirements under the sole paragraph of article 4 of CVM Instruction 358/02 to inquire managers and controlling shareholders of the Company to ascertain if they are aware of any information that should have been disclosed to the market.

6.                                          At last, we clarify that CVM understands that, in the event of a leak of information or of an atypical variation in the securities issued by the company, the material fact shall be immediately disclosed, even if the information refers to transactions in negotiation (not concluded), initial discussions, viability studies or even the mere intent to carry out the transaction (OFFICIAL LETTER/CVM/SEP/Nº 02/2015).

7.                                          We inform that, for all legal purposes, non-compliance with the information request within one (1) business day will subject the Company, based on item II of article 9 of Federal Law 6,385/1976, and article 7, combined with article 9 of CVM Instruction 452/2007, to a fine of one thousand reais (R$ 1,000.00).

                        Sincerely,

Josimar Malheiros de Souza Júnior	Fernando Soares Vieira
Company Oversight Department 1 Acting Manager	Superintendent of Company Relations

JUR_SP - 21279038v2 1453025.288041

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 22, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer